FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  19 August 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE and NYSE: SIG)

                                                                            19 August 2008

Shareholders Approve Resolutions to Facilitate Signet's Move of Primary
Listing to
New York

On 10 July 2008, the board of Signet Group plc (the 'Company'), the world's largest speciality retail jeweller
, announced that it had recommended a series of inter-related proposals to shareholders whereby the primary listing of the parent company of the Signet Group (the 'Group') will be moved from the London Stock Exchange ('LSE') to the New York Stock Exchange ('NYSE') and, in parallel, the domicile of the parent company of the Group will be moved to Bermuda. A circular (the 'Scheme Circular') containing, amongst other things, notices of the Court Meeting and Scheme General Meeting ("GM") and details of the Scheme was posted to shareholders on 24 July 2008.

At the Court Meeting held today, a majority in number, representing 94 per cent in value, of the holders of Scheme Shares present and voting (either in person or by proxy) voted in favour of the resolution to approve the Scheme. Accordingly, this resolution, which was decided on a poll, was passed.

At the Scheme GM, also held today, the resolutions put to Signet Shareholders, including a special resolution necessary to give effect to the Scheme, were decided on a poll and passed by the requisite majorities.

Sir Malcolm Williamson, Chairman of Signet Group plc, commented "The Board welcomes the very high level of support from shareholders in passing the proposal to facilitate the move of the Group's primary listing to
New York
. Following the necessary Court and other approvals, we look forward to the proposals becoming effective, which is expected to be on 11 September."

Number of shareholders voting and votes cast at Court Meeting

Resolution to approve the Scheme.

	Number of votes	% of votes cast	Number of holders
For	1,156,127,627	94.44	1,156
Against	68,108,137	5.56	386

Number of votes cast at Scheme GM

Special resolution to: (i) authorise the Directors to take all action necessary or appropriate to implement the Scheme; (ii) cancel the share capital of the Company; (iii) increase the share capital of the Company by the creation of New Signet Shares and authorise the Directors to allot New Signet Shares; and (iv) amend the articles of association of the Company.

	Number of votes	% of votes cast
For*	1,179,082,261	94.55
Against	67,938,509	5.45
Vote withheld**	74,289,114	-

Ordinary resolution to approve in principle the operation of each of the Signet Jewelers Limited Share Plans.

	Number of votes	% of votes cast
For*	1,129,582,256	91.41
Against	106,181,381	8.59
Vote withheld**	85,546,247	-

Notes:
* includes discretionary votes
** a vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes 'for' or 'against' a resolution

Subject to the sanction of the Scheme, and the confirmation of the Capital Reduction, by the Court (which are expected to be granted on 8 September 2008 and 10 September 2008 respectively) and the satisfaction, or where relevant, waiver of the remaining conditions, the Scheme is expected to become effective on 11 September 2008.

It is expected that the listing of Signet Shares on the Official List and their admission to trading on the LSE's main market for listed securities will be cancelled with effect from

11 September 2008. It is also expected that the Signet Jewelers Limited Shares to be issued under the Scheme will be listed on the NYSE and, subject to the UK Listing Authority approving the related prospectus and application, listed on the Official List (by way of secondary listing) and admitted to trading on the LSE's main market for listed securities with effect from 11 September 2008.

Terms defined in the Scheme Circular shall have the same meaning in this announcement.

Copies of the resolutions passed at the Court Meeting and Scheme GM have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Signet Group plc
Tim Jackson, Investor Relations Director	+44 (0) 20 7317 9700

Brunswick Group
Jonathan Glass	+44 (0) 20 7404 5959

Lazard & Co., Limited
William Rucker	+44 (0) 20 7187 2000
Paul Gismondi	+44 (0) 20 7187 2000

The Scheme Circular is available on the Company's website at www.signetgroupplc.com.

The Group operated 1,966 speciality retail jewellery stores at 3 May 2008; these included 1,407 stores in the US, where the Group trades as 'Kay Jewelers', 'Jared The Galleria Of Jewelry' and under a number of regional names. At that date the Group operated 559 stores in the
UK
, where the Group trades as 'H.Samuel', 'Ernest Jones' and 'Leslie Davis'. Further information on the Company is available at www.signetgroupplc.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words 'expects,' 'intends,' 'anticipates,' 'estimates,' 'may,' 'forecast,' 'objective,' 'plan,' or 'target,' and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business, financial market risk and risks and uncertainties relating to the Proposal (including, but not limited to, risks and uncertainties relating to implementation of the Proposal, market price, future sales, dilution and transferability of Signet Jewelers Limited common shares, secondary listing, changes in tax treatment, takeover protections, and more extensive US regulation of Signet Jewelers Limited).

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the 'Risk and other factors' section of the Company's Annual Report & Accounts for the year ended 2 February 2008 furnished as an exhibit to its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on 1 May 2008, the 'Risk factors' section of the Scheme Circular, and other filings with and submissions to the SEC made by the Company. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, other than as required by applicable law, rule or regulation.

Documents relating to the Proposal, including the Scheme Circular have been and will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the Proposal if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other submissions and filings containing information about the Company, from the SEC's website at www.sec.gov. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at
100 F Street, N.E.
,
Washington
,
D.C.

20549
,
United States
. For further information about the public reference room, call the SEC at 1-800-732-0330.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 19 August 2008